Exhibit 4.15

Millennium

Chemicals

GROUP SAVINGS SCHEME

(PLAN D’EPARGNE de GROUPE)

MILLENNIUM CHEMICALS THANN SAS, with registered offices at 95 rue du Général de Gaulle, Thann (Haut-Rhin), France, represented by its Chairman Christian Wendling;

AND

And MILLENNIUM CHEMICALS LE HAVRE SAS, with registered offices at Route du Pont VII, Le Havre (Seine-Maritime), France, represented by its Chairman Christian Wendling;

AND

And MILLENNIUM INORGANIC CHEMICALS Limited, with registered offices at Laporte Road, Stallingborough, United Kingdom, the principal place of business of which is located at 95 rue du Général de Gaulle, Thann (Haut-Rhin), France, acting on behalf of its French establishments and represented by its Managing Director Mark Stoll;

Parties of the first part;

And the CFDT, CFE-CGC, CGT and FO labor unions present in MILLENNIUM CHEMICALS THANN SAS, represented by their duly authorized union representatives;

AND

And the CFDT, CFE-CGC, CGT and FO labor unions present in MILLENNIUM CHEMICALS LE HAVRE SAS, represented by their duly authorized union representatives;

AND

And the employees of the French establishments of MILLENNIUM INORGANIC CHEMICALS Limited, ratifying the present agreement in the absence of a representative union organization and works council;

Parties of the second part;

hereby enter into the present agreement in order to set up a Group Savings Scheme.

PREAMBLE

The Group Savings Scheme formed by the present agreement is a collective employee savings system that gives the participants designated in Section Two hereunder the option to participate, with the assistance of their companies, in the creation of a portfolio of securities, benefiting from the tax and social security advantages associated with this form of savings.

Section One – SCOPE

Clause 1

The present agreement must be considered to be a “group agreement”, which applies to the personnel in the establishments of the French companies MILLENNIUM CHEMICALS THANN SAS and MILLENNIUM CHEMICALS LE HAVRE SAS, and to the employees of the establishments forming the French branch of the British company MILLENNIUM INORGANIC CHEMICALS Limited.

As such, the “group” to which the present agreement applies comprises the following French entities and sites:

• for MILLENNIUM CHEMICALS THANN SAS:

•	95 rue du Général de Gaulle, Thann (Haut-Rhine)

•	85 avenue Victor Hugo, Rueil Malmaison (Hauts de Seine)

• for MILLENNIUM CHEMICALS LE HAVRE SAS:

•	Route du Pont VII, Le Havre (Seine-Maritime)

•	85 avenue Victor Hugo, Rueil-Malmaison (Hauts-de-Seine)

• for the French branch of MILLENNIUM INORGANIC CHEMICALS Limited:

•	95 rue du Général de Gaulle, Thann (Haut-Rhin) (principal place of business)

•	Route du Pont VII, Le Havre (Seine-Maritime)

•	85 avenue Victor Hugo, Rueil Malmaison (Hauts de Seine)

The present group agreement follows on from, without interruption, the “Company Savings Scheme (plan d’épargne d’entreprise) agreement” concluded on May 11, 1998 in Millennium Inorganic Chemicals SA, the provisions of which were extended to the personnel of the French branch of Millennium Inorganic Chemicals Limited under the “agreement to harmonize the collective status of the personnel of UES Millennium France” dated January 28, 1999. The present group agreement cancels and replaces the earlier agreement and, as such, also applies to employees who left Millennium Inorganic Chemicals SA prior to May 1, 2002 and have maintained their assets in the savings scheme.

Clause 2

In the event of Millennium Chemicals Inc. no longer holding, either directly or indirectly, over 50% of one of the entities of the “group” defined above, it will be removed from the scope for the application of the present agreement as on the date of its partial or total sale. The date of the sale will be the date of the contribution agreement.

Section Two – PARTICIPANTS

Clause 3

The Company Savings Scheme is open to all employees of the companies of the group defined in Clause 1 who, at the time of their subscription, have been employed within this group for at least three months. Term of service is determined as stipulated by French law (Article L. 444-4 of the French Labor Code).

Clause 4

The employee’s voluntary subscription is represented by the signature and remittal of a subscription form by the employee. This form shall be provided by the personnel department of the company in which the employee works.

Clause 5

The financial year runs for a period of twelve months from April 1 to March 31 of the following year.

This “twelve-month period” is also the period:

•	during which the of the employees (Clause 8) and the company or the matching funds (abondement) are made;

•	starting from which, the five-year lock-in period is counted (Clause 18);

•	in reference to which the minimum and maximum amounts for employee payments (Clause 8) and the maximum amount of the matching funds are applied (Clause 9).

Clause 6

Employees who leave the scope of the group as defined in Clause 1 as a result of their retirement or early retirement may continue to make voluntary payments into the savings scheme, if they have already made at least one payment into the Company Savings Scheme before the end of their employment contract, and if they have not already requested the complete payout of their balances. These sums shall be unavailable for the duration of the period stipulated in Clause 18 hereinafter. These payments shall not confer any rights to matching funds, with the exception of the case indicated in Clause 7 below.

Employees who leave the scope of the group as defined in Clause 1 for any reason other than those stipulated in Clause 6 may no longer make any payments after their departure date, with the exception of the case stipulated in Clause 7 below.

Clause 7

Employees who leave the scope of the group as defined in Clause 1, for any reason, may allocate to the savings scheme, after their departure date, all or part of their incentive-based bonus relating to the last period of their employment when this bonus is paid after their departure.

This exceptional payment is subject to the following conditions: employees must have already made at least one payment into the Company Savings Scheme prior to the termination of their contract and they must not have already requested the redemption of all of their units.

The sums contributed in this way shall be unavailable for the duration of the period mentioned in Clause 18 hereinafter, and the possibility for early release in the event of termination of the employment contract may not be exercised (only the assets that are already in the savings scheme prior to the occurrence of the generating event may be released).

This payment may entitle employees to benefit from the matching funds contributed by the company provided that their case fulfils the conditions set forth in Clause 9. Any matching funds paid under these conditions shall be locked-in under the same conditions as for the amounts already entitled to these matching funds.

Section Three – Payments

Clause 8

The Company Savings Scheme is funded by the following payments:

a)	Voluntary payments made directly by the saver to the account holder indicated in Clause 16 of the present agreement.

b)	Payments made by the company, at the saver’s request, of predefined amounts taken from their salary. At the beginning of each twelve-month period (defined in Clause 5), savers shall indicate on a form the number of monthly installments and the amounts to be withdrawn for each installment, as well as the allocation selected. Once defined, the amount of the sums to be withdrawn from their salary and the number of withdrawals may not be increased. However, the personnel department may be asked to reduce the amount of withdrawals or stop all or part of any remaining withdrawals. These modifications shall be definitive for the period in question.

c)	Payment made by the company, at the saver’s request, of all or part of the sums acquired in connection with the incentive-based bonus (provided that this option is stipulated in the incentive bonus rules or agreement applicable to the company in question). At the beginning of each twelve-month period (defined in Clause 5), savers shall indicate on a form the portion of their incentive-based bonuses that they wish to pay into the savings scheme, if this type of payment is possible, and the allocation selected.

d)	Payment made by the company of all of the sums acquired in connection with the profit-sharing system (provided that this option is stipulated in the profit-sharing rules or agreement applicable to the company in question). These sums shall be unavailable for the period defined in Clause 18 below.

e)	Transfer made by the company, at the saver’s request, of all or part of the amounts in the locked-in current account that have become “available” and acquired in connection with the profit-sharing system. These sums may be transferred to the Scheme within two months of the expiration of the lock-in period. They shall remain available.

f)	Transfer made by the company, at the saver’s request, of all or part of the “unavailable” sums in the locked-in current account and acquired in connection with the profit-sharing system. These sums may be transferred at any time to the Scheme within two months of the saver’s request. These sums shall remain locked in for the duration of the period defined in Clause 18 herein, minus the lock-in period already elapsed.

g)	Transfer, at the saver’s request, of all or part of the “available” assets held within a company savings scheme of a former employer, which savers did not request be issued at the time of the termination of their employment contract. These sums shall remain available.

h)	Transfer, at the saver’s request, of all or part of the “unavailable” assets held within a company savings scheme of a former employer, which savers did not request be issued at the time of the termination of their employment contract. These sums shall remain unavailable for the duration of the period defined in Clause 18 hereinafter, minus the lock-in period already elapsed.

i)	Payment by the saver for Millennium shares acquired following the exercise of stock options, which are held directly and as registered shares in an individual securities account opened within the savings scheme (see Clause 11). These funds shall be locked in for 5 years and the early release cases stipulated in Clause 19 shall not apply.

j)	Additional payment by the company (matching funds) as defined in Clause 9 hereinafter.

The minimum payment for each saver may be no less than 37 euros (= FRF 242.70 for FRF 240 previously – the legal maximum for this minimum amount is 160 euros) for each twelve-month period.

The payments made into the Savings Scheme during the “twelve-month period” defined in Clause 5 are subject to legal provisions (Clause L. 443-7 of the French Labor Code) that set an annual payment ceiling and the terms for evaluating this ceiling.

Clause 9

Certain payments into the Savings Scheme by employees may be supplemented by payments by the company, known as the abondement or matching funds.

Employee payments that are eligible for the matching funds must be from the following sources:

•	sums withdrawn from salaries and predefined at the beginning of the twelve-month period running from April 1 through March 31 of the following year (Clause 8b);

•	sums acquired in connection with the incentive-based bonus scheme (Clause 8c);

and must be paid directly into the MILLENNIUM company mutual fund (Fonds Commun de Placement d’Entreprise, FCPE) provided that the fund invests at least 51% of its assets in shares of MILLENNIUM CHEMICALS INC.

The amounts eligible for the matching funds under the abovementioned conditions shall be locked in to the MILLENNIUM FCPE for the duration of the lock-in period defined by French law. During this lock-in period, the funds may not be transferred to another Fund of the Group Savings Scheme.

For the twelve-month period running from April 1, 2001 through March 31, 2004, the payments made by employees into the Savings Scheme that are eligible for the matching funds as defined above shall continue to be entitled to a payment for matching funds. The following rate shall apply for matching funds:

•	200% of the portion of the annual payment less than or equal to 130 euros;

•	145% of the portion of the annual payment greater than 130 euros, up to a maximum total amount for individual matching funds (tranche 1 + tranche 2) equal to 823 euros.

The matching funds shall be paid on the basis of the monthly payments until the maximum individual matching total is reached, if applicable.

As of April 1, 2004, for each twelve-month period running from April 1 through March 31 of the following year, the company’s matching funds shall be equal to 150% of the amount of the payments eligible for the matching funds as defined above, up to an individual maximum equal to eight hundred euros. The matching funds are paid on the basis of the monthly payments until the maximum individual matching total is reached, if applicable.

The matching funds, if any, awarded shall be placed in the same MILLENNIUM FCPE (with at least 51% invested in shares of MILLENNIUM CHEMICALS INC) as the sums eligible for the matching contribution. The amount shall be locked-in to this FCPE for the same period as the sums eligible for the matching contribution. As such, for the duration of this period, the amount may not be transferred within the Savings Scheme.

Clause 10

Revenues from the FCPEs created under this Plan must be automatically reinvested in the said FCPEs. These reinvestments are not eligible for the company matching funds.

All the acts and formalities required for such reinvestments shall be performed by the custodian, which shall be responsible for requesting payment from the tax authorities of the corresponding amounts for dividend tax credits (avoir fiscaux) and the income tax credits associated with the revenues reinvested. The sums from this reinvestment shall also be reinvested in the FCPEs in question.

Section Four – Structure of the Savings Scheme

Clause 11

The amounts paid into the present Group Company Savings Scheme shall be invested, in accordance with the individual choice of each saver, in units or ten-thousandths of a unit of the following FCPEs:

1.	“MILLENNIUM FCPE”, approved on August 26, 1998 by the French securities and exchange commission (Commission des Opérations de Bourse, COB), which invests more than one-third of its assets in shares of MILLENNIUM CHEMICALS INC., with the remaining assets (at least one-third of the assets) invested in securities, money market instruments or bonds listed for trading on a regulated market as defined by the COB.

2.	“ABCDEF” FCPE, approved on xxxxxxxxx by the COB, which invests xxxxxxxxxxxxxxxxxxxxx

The assets acquired under the savings scheme may be liquidated, before the end of the lock-in period stipulated in Clause 18, to finance the exercise of options on company shares. The Millennium shares acquired after such an exercise of stock options should be held directly and recorded as registered shares in an individual securities account opened within the savings scheme (see Clause 8i).

Clause 12

Transfers from FCPE to FCPE within the Savings Scheme shall be made in cash and without any impact on the lock-in period, if any, still to run.

During the lock-in period, the assets placed in the “ABCDEF” FCPE may, at any time, be transferred, in whole or in part, to the “MILLENNIUM” FCPE. During the lock-in period, the assets invested in the “MILLENNIUM” FCPE may not be transferred to the “ABCDEF” FCPE.

At the end of the lock-in period, savers may individually decide to modify their investment choices for all or part of their assets at any time.

Internal transfers within the savings scheme are allowed only once a year, at any time. However, transfer requests shall be taken into account by the account holder when they reach the account holder no later than noon the day before the date on which the net asset value is to be determined, which occurs at least once a week.

The costs for these internal transfers within the savings scheme shall be paid by the unitholders in question and shall be withdrawn from the cash assets transferred prior to reinvestment.

These costs consist of an amount equal to the load fee cited in the “Issue and Redemption Price” clause in the regulations of the receiving fund, plus a fixed amount per transfer (two euros in 2003).

Clause 13

The FCPEs forming the Savings Scheme are managed by NATEXIS EPARGNE ENTREPRISE, a French société anonyme (joint-stock company) capitalized at 2,038,500 euros, with registered offices at 68-76 Quai de la Rapée, Paris 75012, France.

The management strategy and portfolio structure of each of the FCPEs are specified in the “Management Strategy” clause of the FCPE regulations.

The information notices relative to these FCPEs (Article R.443-2 of the French Labor Code) are appended in Schedules 2 and 3 of the present agreement. They contain a statement of the criteria applied to determine the choice of the two FCPEs.

Section Five – Custodians of the FCPEs

Clause 14

NATEXIS BANQUES POPULAIRES, a French société anonyme capitalized at 759,085,392 euros, with registered offices at 45 rue Saint Dominique, Paris 75007, is the custodial institution for the FCPEs comprising the portfolio.

Clause 15

The custodian undertakes to use the sums paid within a maximum period of two weeks from the day they are paid.

Section Six – Administrative management and fees

Clause 16

NATEXIS INTEREPARGNE, a French Société Anonyme (joint stock company) capitalized at 8,890,784 euros, with registered offices at 68-76 quai de la Rapée, Paris (12th), is the account holder of unitholders’ accounts for the Plan for each FCPE composing the portfolio.

Clause 17

For employees, retired employees and employees taking early retirement of the companies of the group defined in Clause 1, the administrative and financial costs of the Millennium FCPE shall be paid by the companies of the group and the fees of the “Fructi ISR Rendement”, “Fructi ISR Equilibre” and “Fructi ISR Dynamique” FCPEs shall be paid by the FCPEs. This will also be true for the former employees of these companies and of Millennium Inorganic Chemicals SA when they own units of FCPEs that are still unavailable under the Company Savings Plan. The account holding fees and the subscription commissions for all the FCPEs of the savings plan (including the provisions for the acquisition costs of securities by the Millennium FCPE) shall also be paid by the companies of the group.

For savers who have left the companies of the group, the administrative and financial management fees of the Millennium FCPE shall be paid by the companies of the group. On the other hand, the accounting costs (except for retired employees and employees taking early retirement) cease to be paid by the companies of the group after the end of the lock-in period for the assets and no earlier than one year after the departure of the parties concerned. As of that time, these costs shall be the responsibility of the savers in question by annual withdrawal from their assets (annual redemption of units or fractions of units) insofar as the company has so informed the account holder named in Clause 16.

The companies of the group shall also pay the salaries and travel costs of the representatives of unitholders when they attend meetings of the supervisory boards of the FCPEs of the Company Savings Plan, up to a maximum attendance of 14 individuals per calendar year at meetings of the supervisory board of all FCPEs in the savings plan. If this quota must be exceeded, payment of such costs shall be subject to prior agreement from the Management of the companies.

Section Seven – LOCK-IN PERIOD

Clause 18

The assets representing units and fractions of units of the FCPEs acquired on behalf of the saver during a single twelve-month period (as defined in Clause 5) may be delivered or reimbursed to the saver only at the expiration of a period of five years beginning from the date of acquisition. For purposes of simplification, all assets acquired during one twelve-month period (as defined in Clause 5) will be made available:

-	the first day of the seventh month (October 1) of the fifth twelve-month period following the period of acquisition of the FCPE units, if none of the companies participating in the Savings Plan allocates to the Savings Plan the sums from the special profit-sharing reserve;
-	the first day of the seventh month (October 1) of the fifth twelve-month period following the period of acquisition of the Millennium shares coming from the exercise of stock options;
-	the first day of the fourth month (April 1) of the fifth calendar year following the profit-sharing year, if at least one of the companies participating in the Savings Plan allocates to the Savings Plan the amounts from the special profit-sharing reserve.

After the lock-in period, the saver may keep his assets in the Company Savings Plan or obtain delivery of all or part of his assets.

Clause 19

The labor code provides a limited list of the cases of early release which are an exception to the lock-in rule set forth above and which defines the conditions for the use of such exceptions. For information purposes, these provisions of the Labor Code (presently Article R.442.17) are provided in Appendix 1 to this agreement. It is agreed that this appendix shall be subsequently updated as regulatory changes occur, without the need to establish an amendment to this agreement.

The simple occurrence of one of the events justifying early release of the assets invested in the Savings Plan does not automatically result in the release of the rights, which remains an option for the saver or the assignee in question. Therefore, it is the responsibility of the saver to make a request within the required deadline.

In cases of partial release, the oldest rights shall be the rights deemed to have been paid.

Section Eight – INFORMATION FOR SAVERS

Clause 20

The employees shall be informed of the existence of this agreement and its amendments by posting. The text of the agreement and its amendments, and the text of all other agreements in force, may be consulted at any time by all employees on the internal information sites of the companies of the group. Participants who have left the company may consult this agreement and amendments hereto and obtain a copy from the Department of Human Resources.

Each participant in the savings plan may, from an office or personal computer, access the account holder’s site designated in Clause 16 and confidentially view at any time the position (number of units and value) of his personal assets in the savings plan. The access conditions are provided in the information notices for each FCPE.

Each participant receives a statement of his assets in the company savings plan at least once year and shall receive, as applicable, a notice of transaction at the time of any payment or any redemption.

Clause 21

When an employee participating in the savings plan leaves the company without exercising his right to release, he shall receive a summary statement of his assets stipulated by Article L.444-5 of the Labor Code. This statement shall be inserted in an employee savings book.

The employee leaving the company shall be asked to notify the company or the managing institution of the address to which the amounts due should be sent to him and shall inform the company or the institution of any address changes. If, on the payment date, the former employee cannot be reached at the last known address, his sums shall be kept available for him for a period of thirty years by the management company. After this time period, they amounts shall be transferred to the Caisse des Dépôts et Consignations.

If the employee has left the company without requesting the delivery of the amounts held in the savings plan, the employee may request a transfer to the savings plan of his new employer. He must provide the name and address of his new employer. The transfer of the sums that result in the closing of the employee’s account in the initial savings plan may be made only when the amounts still due (bonuses, profit-sharing) have been paid to the initial plan.

Section Nine – Regulations of the Scheme FCPEs

The rights and obligations of savers, the management company and the custodian are defined by the regulations of each FCPE.

These regulations institute a supervisory board that is responsible for reviewing the financial, administrative and accounting management of the FCPE. The supervisory board meets at least once a year to review the annual management report. It decides on mergers, splits or liquidations and may act in court to defend or assert the rights and interests of unitholders.

Within the supervisory board of the MILLENNIUM FCPE, the representatives of the group’s employees are appointed, from among unitholders, by the union representatives of the unions present in the group companies, in accordance with the terms and conditions of the regulations of this FCPE.

The same union delegates are authorized to participate in the appointment of employee unitholder representatives for the supervisory board of the “ABCDEF” FCPE, in accordance with the terms and conditions of the regulations of this FCPE.

The members of the supervisory boards representing the group companies are appointed by the management of the companies.

Section Ten – Term of the scheme

The present agreement is entered into for an indefinite period and shall be effective as soon as it has been filed with the French Departmental Office of Labor, Employment and Professional Training (Direction Départementale du Travail, de l’Emploi et de la Formation Professionnelle).

Section Eleven – Termination and revision

The present agreement may be revised or terminated under the conditions stipulated in Articles L 132-7 and L. 132-8 of the French Labor Code.

Section Twelve – Filing

The present agreement shall be filed, pursuant to the provisions of Articles L. 132.10 and R. 132.1 of the French Labor Code and the inter-ministry circular of November 22, 2001, with the Haut-Rhin Departmental Office of Labor, Employment and Professional Training and the Clerk of the Mulhouse Labor Relations Court (Greffe de Prud’Hommes).

Executed in Thann, [date]

Signatories:

•	the union representatives of MCH Thann SAS and MCH Le Havre SAS

•	the employees of MIC LTD-France (13 people)

•	the Chairman of MCH Thann SAS and MCH Le Havre SAS

•	the managing director of MIC LTD